UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015.

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 18, 2015	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	English translation of the Report of the 24th Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

June 18, 2015

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kaoru Kato

President and CEO

REPORT OF THE 24th ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to inform you of the outcome of our 24th Ordinary General Meeting of Shareholders held on the date hereof.

Matters reported:

1.	Report on the Business Report, Consolidated and Non-Consolidated Financial Statements for the 24th Fiscal Year (from April 1, 2014 to March 31, 2015).

2.	Report on the results of the Audit of Consolidated Financial Statements by Registered Public Accountants and Audit & Supervisory Board.

The substance of the foregoing financial statements was reported at this meeting.

Matters resolved:

Item 1:

Appropriation of Retained Earnings

The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 35 yen per share. Accordingly, the amount of the aggregated annual dividends for this fiscal year is 65 yen per share.

Item 2:

Partial Amendments to Articles of Incorporation

The proposed partial amendments to parts of Paragraph 2 of Article 24 and Paragraph 2 of Article 31 of the existing Articles of Incorporation of the Company was approved at this meeting, which allows directors without executive authority over operations and members of the audit & supervisory board to enter into liability limitation agreements.

Item 3:

Election of 4 Audit & Supervisory Board Members

As proposed, 3 audit & supervisory board members, Naoto Shiotsuka, Toshimune Okihara and Eiko Tsujiyama were reelected and reappointed, and Yutaka Kawataki was newly elected and appointed as audit & supervisory board members.

At the meeting of the Audit & Supervisory Board held after the close of the 24th Ordinary General Meeting of Shareholders, Naoto Shiotsuka, Toshimune Okihara and Yutaka Kawataki were elected and appointed as full-time audit & supervisory board members.

Re: Payment of Year-end Dividends for the 24th Fiscal Year

1.

Shareholders who have requested dividend payment via bank transfer: Please confirm that the documents titled “Year-end Dividend Statement for the 24th Fiscal Year” and “Confirmation of Bank Account to Wire Transfer Dividends” are enclosed herewith.

2.

Shareholders who have requested other methods of payment: “Year-end Dividend Statement for the 24th Fiscal Year” and “Year-end Dividend Warrant for the 24th Fiscal Year” are enclosed herewith. Please receive your dividends at your nearby Japan Post Bank or a post office by submitting the enclosed “Dividend Warrant” in a timely manner.